SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Mechanical Dynamics, Inc.

(Name of Subject Company)

Mechanical Dynamics, Inc.

(Name of Person Filing Statement)

Common Stock, without par value

(Title of Class of Securities)

583521 10 9

(CUSIP Number of Class of Securities)

Michael E. Korybalski

Chairman of the Board and Chief Executive Officer
Mechanical Dynamics, Inc.
2300 Traverwood Drive
Ann Arbor, Michigan 48105
(734) 949-3800
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Samuel T. Stahl, Esq.
Honigman Miller Schwartz and Cohn LLP
2290 First National Building
660 Woodward Avenue
Detroit, Michigan 48226
(313) 465-7566

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
Letter to Shareholders
Amendment No. 1 To Amended & Restated Emp. Agrmt.
Employment Agreement Between Michael Hoffmann

Item 1.     Security and Subject Company

      The name of the subject company is Mechanical Dynamics, Inc., a Michigan corporation (the “Company” or “MDI”). The address of the principal executive offices of the Company is 2300 Traverwood Drive, Ann Arbor, Michigan 48105 and its telephone number is (734) 994-3800. The title of the class of equity securities to which this statement relates is the common stock, without par value, of the Company (the “Shares”). As of March 7, 2002, there were 6,196,362 Shares issued and outstanding.

Item 2.     Identity and Background

      The filing person of this statement is the subject company, MDI. The name, business address and telephone number of the Company, are set forth in Item 1 above.

      This statement relates to the tender offer (the “Offer”) by MSC Acquisition II Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of MSC.Software Corporation, a Delaware corporation (“Parent”), to acquire all the outstanding Shares for $18.85 per share, net to the seller in cash, without interest. The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference to Purchaser’s Tender Offer Statement on Schedule TO (“Schedule TO”), which was filed with the Securities and Exchange Commission on March 22, 2002. The Offer is described in Schedule TO.

      Purchaser is making the Offer pursuant to the Agreement and Plan of Merger among Parent, Purchaser and the Company, dated March 15, 2002 (the “Merger Agreement”). It is a condition to the Offer that there be validly tendered and not withdrawn a number of Shares that would represent at least a majority of all outstanding Shares on a fully diluted basis on the date of the purchase of the Shares pursuant to the Offer (the “Minimum Tender Condition”). In addition, the Merger Agreement provides, among other things, that, upon the terms and subject to the conditions contained therein, and in accordance with the Michigan Business Corporation Act (“MBCA”) and the Delaware General Corporation Law (“DGCL”), as promptly as practicable after the satisfaction or waiver of the conditions contained therein and the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by Purchaser, Parent or the Company, will be converted pursuant to the Merger into the right to receive, upon the surrender of the certificate formerly representing such Share, $18.85 in cash without interest thereon. The Merger Agreement is filed as Exhibit (e)(1) hereto, and is incorporated herein by reference to Purchaser’s Tender Offer Statement on Schedule TO.

      The Schedule TO states that the principal executive offices of Purchaser are located at 2 MacArthur Place, Santa Ana, CA 92707.

Item 3.     Past Contracts, Negotiations and Agreements

      In considering the recommendation of the Company’s Board of Directors with respect to the Offer and the fairness of the consideration to be received in the Offer and the Merger, shareholders should be aware that certain officers and directors of the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest. The Board of Directors was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4.

      (a) Allocation of Consideration among Executive Officers and Directors

      The table below sets forth information, as of March 7, 2002, for each director and executive officer of the Company who will be entitled to receive cash payments in connection with the Offer or the Merger with respect to the such individual’s Shares or options to purchase Shares. Set forth in the table below is the aggregate consideration each executive officer and director is entitled to receive in exchange for his options and Shares pursuant to the Offer and the Merger.

			Number of
			In-The-Money	Total Cash
Name	Shares		Options	Consideration

Herbert S. Amster	69,930	(1)	25,000	$1,567,780
David E. Cole	15,500		25,000	$541,775
Joseph F. Gloudeman	38,430	(2)	25,000	$974,005
Michael E. Korybalski	883,879		0	$16,661,119
Mitchell I. Quain	58,592	(3)	25,000	$1,259,809
Robert R. Ryan	200,953	(4)	98,115	$4,810,911
Michael Hoffmann	23,220		72,500	$1,301,322
David Peralta	3,550	(5)	27,000	$353,718
Douglas M. Peterson	177,196		27,000	$3,659,745

(1)	Includes 65,930 Shares held by a trust of which Mr. Amster holds voting power as the trustee, and 4,000 Shares held by a trust of which Mr. Amster’s wife holds voting power as the trustee.

(2)	All 38,430 Shares are held by a trust of which Dr. Gloudeman holds voting power as the trustee.

(3)	All 58,592 Shares are held by trusts of which Mr. Quain holds voting power as the trustee.

(4)	Includes 6,000 Shares held by Dr. Ryan’s wife as custodian for their children.

(5)	Includes 140 Shares held by Mr. Peralta’s wife in her Individual Retirement Account.

      (b) Agreements with the Company

      Consummation of the Offer and the Merger will have the effects summarized below on the compensation, incentive plans, agreements and arrangements in which the executive officers and directors of the Company are participating.

      The Company has entered into employment agreements with certain of its executive officers. Each of these agreements is described below, is filed as an exhibit hereto and is incorporated herein by reference to Purchaser’s Tender Offer Statement on Schedule TO. With regard to the employment agreements described below, if Purchaser does not waive the Minimum Tender Condition and the Offer is consummated, such consummation will result in a change in control under these agreements. If Purchaser waives the Minimum Tender Condition and consummates the Offer and subsequently consummates the Merger, the Merger will also result in such a change in control under these agreements.

      Michael E. Korybalski entered into an amended and restated employment agreement with the Company dated as of February 13, 2002, as amended by the amendment dated March 15, 2002. The agreement provides that Mr. Korybalski will serve as the Company’s Chairman and Chief Executive Officer until March 31, 2005, at which point the employment agreement can be extended at the option of the Company for an additional three-year term. Mr. Korybalski’s base salary under the agreement for 2002 is $250,951. Mr. Korybalski’s employment may be terminated by the Company with or without cause. Mr. Korybalski’s base salary is determined by the Board of Directors on an annual basis. In the event the Board of Directors chooses to change his duties or directs him to relocate and he resigns as a result, or if he is terminated without cause, Mr. Korybalski would then be entitled to his base salary, bonus and benefits for a period equal to the longer of the remaining term of the agreement or one year from the date of his resignation or termination. In the event he is terminated with cause, then he would be entitled to receive only such payments and/or benefits as would be provided to other employees of the Company in accordance with the Company’s employee policies and procedures. In the event of a change in control of the Company, the agreement is automatically extended through a date three years from the effective date of such change in control. In the event Mr. Korybalski resigns or is terminated without cause following a change in control, then the Company will pay severance benefits under the same formula as in the event of termination without cause described above. Mr. Korybalski will be subject to noncompetition and nonsolicitation restrictions during the term of the agreement, and for a period of two years thereafter, or, pursuant to the March 15, 2002 amendment, if the Merger has been consummated, five years after the termination or expiration of the agreement.

      The Company’s President and Chief Operating Officer, Robert R. Ryan, entered into an amended and restated employment agreement with the Company dated as of February 13, 2002, pursuant to which he will serve in such capacities until March 31, 2004, at which point the employment agreement can be extended at the option of the Company for an additional two-year term. Dr. Ryan’s base salary under the agreement for 2002 is $247,976. Dr. Ryan’s base salary is determined by the Board of Directors on an annual basis. Dr. Ryan’s employment may be terminated by the Company with or without cause. In the event the Board of Directors chooses to change his duties or directs him to relocate and he resigns as a result, or if he is terminated without cause, Dr. Ryan would then be entitled to his base salary, bonus and benefits for a period equal to the longer of the remaining term of the agreement or one year from the date of his resignation or termination. In the event he is terminated with cause, then he would be entitled to receive only such payments and/or benefits as would be provided to other employees of the Company in accordance with the Company’s employee policies and procedures. In the event of a change in control of the Company, the agreement is automatically extended through a date two years from the effective date of such change in control. In the event Dr. Ryan resigns or is terminated without cause following a change in control, then the Company will pay severance benefits under the same formula as in the event of termination without cause described above. During the term of the agreement, and for a period of two years thereafter, Dr. Ryan will be subject to noncompetition and nonsolicitation restrictions.

      The Company’s Vice President-Finance, Treasurer and Chief Financial Officer, David Peralta, entered into an amended and restated employment agreement with the Company dated as of February 13, 2002, pursuant to which he will serve in such capacities until March 31, 2003, at which point the employment agreement can be extended at the option of the Company for an additional one-year term. Mr. Peralta’s base salary under the agreement for 2002 is $135,503. Mr. Peralta’s base salary is determined by the Board of Directors on an annual basis. Mr. Peralta’s employment may be terminated by the Company with or without cause. In the event the Board of Directors chooses to change his duties or directs him to relocate and he resigns as a result, or if he is terminated without cause, Mr. Peralta would then be entitled to his base salary, bonus and benefits for a period equal to 12 months from the date of his resignation or termination. In the event he is terminated with cause, then he would be entitled to receive only such payments and/or benefits as would be provided to other employees of the Company in accordance with the Company’s employee policies and procedures. In the event of a change in control of the Company, the agreement is automatically extended through a date one year from the effective date of such change in control. In the event Mr. Peralta is terminated without cause following a change in control, then the Company will pay severance benefits under the same formula as in the event of termination without cause described above. During the term of the agreement, and for a period of two years thereafter, Mr. Peralta will be subject to noncompetition and nonsolicitation restrictions.

      The Company’s Vice President-Product Development and Chief Technical Officer, Douglas M. Peterson, entered into an amended and restated employment agreement with the Company dated as of February 13, 2002, pursuant to which he will serve in such capacities until March 31, 2003, at which point the employment agreement can be extended at the option of the Company for an additional one-year term. Mr. Peterson’s base salary under the Agreement for 2002 is $164,981. Mr. Peterson’s base salary is determined by the Board of Directors on an annual basis. Mr. Peterson’s employment may be terminated by the Company with or without cause. In the event the Board of Directors chooses to change his duties or directs him to relocate and he resigns as a result, or if he is terminated without cause, Mr. Peterson would then be entitled to his base salary, bonus and benefits for a period equal to 12 months from the date of his resignation or termination. In the event he is terminated with cause, then he would be entitled to receive only such payments and/or benefits as would be provided to other employees of the Company in accordance with the Company’s employee policies and procedures. In the event of a change in control, the agreement is automatically extended through a date one year from the effective date of such change in control. In the event Mr. Peterson is terminated following a change in control, then the Company will pay severance benefits under the same formula as in the event of termination without cause described above. During the term of the agreement, and for a period of two years thereafter, Mr. Peterson will be subject to noncompetition and nonsolicitation restrictions.

      The Chairman and Chief Executive Officer of the Company’s subsidiary, Mechanical Dynamics GmbH, a German corporation (“MDI Germany”), Michael Hoffmann, entered into an employment agreement with MDI Germany dated as of February 13, 2002, pursuant to which he will serve in such capacities until March 31, 2003, at which point the employment agreement can be extended at the option of MDI Germany for an additional one-year term. Mr. Hoffmann’s base salary under the Agreement for 2002 is $202,195. Mr. Hoffmann’s base salary is determined by the Board of Directors of MDI Germany on an annual basis. Mr. Hoffmann’s employment may be terminated by MDI Germany with or without cause. In the event the Board of Directors chooses to change his duties or directs him to relocate and he resigns as a result, or if he is terminated without cause, Mr. Hoffmann would then be entitled to his base salary, bonus and benefits for a period equal to 12 months from the date of his resignation or termination. In the event he is terminated with cause, then he would be entitled to receive only such payments and/or benefits as would be provided to other employees of MDI Germany in accordance with MDI Germany’s employee policies and procedures. In the event of a change in control of the Company, the agreement is automatically extended through a date one year from the effective date of such change in control. In the event Mr. Hoffmann is terminated following a change in control of the Company, then MDI Germany will pay severance benefits under the same formula as in the event of termination without cause. During the term of the agreement, and for a period of two years thereafter, Mr. Hoffmann will be subject to noncompetition and nonsolicitation restrictions.

      (c) Stock Option Plans

      The directors and executive officers of the Company, other than Mr. Korybalski, have been granted options under the Company’s stock option plans. See “Allocation of Consideration among Executive Officers and Directors” above. Under the Company’s option plans or the option agreements entered into under the option plans, subject to the terms set forth therein, all options to purchase Shares become immediately exercisable upon a change in control. If Purchaser does not waive the Minimum Tender Condition and the Offer is consummated, such consummation will result in a change in control under these agreements. If Purchaser waives the Minimum Tender Condition and consummates the Offer, and subsequently consummates the Merger, the Merger will also result in such a change in control under these agreements.

      The Company also has an Employee Stock Purchase Plan. Pursuant to the terms of the Merger Agreement, the Company has agreed to cause its Employee Stock Purchase Plan to be suspended effective April 1, 2002.

      (d) Merger Agreement

      In connection with the transactions contemplated by the Merger Agreement, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the material provisions of the Merger Agreement is included in Section 11 of the Offer to Purchase filed as Exhibit (a)(1) hereto and is incorporated herein by reference to Purchaser’s Tender Offer Statement on Schedule TO. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to Purchaser’s Tender Offer Statement on Schedule TO.

      (e) Voting Agreements

      Concurrently with the execution of the Merger Agreement, Parent entered into a voting agreement (the “Voting Agreements”) with each of the current directors and certain of the executive officers of the Company. A summary of the material provisions of the Voting Agreements is included Section 11 of the Offer to Purchase filed as Exhibit (a)(1) hereto and is incorporated herein by reference to Purchaser’s Tender Offer Statement on Schedule TO. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Voting Agreements, copies of which are filed as Exhibit (e)(2) hereto and are incorporated herein by reference to Purchaser’s Tender Offer Statement on Schedule TO.

      (f) Stock Option Agreement

      Concurrently with the execution of the Merger Agreement, the Company entered into a Stock Option Agreement with Parent (the “Stock Option Agreement”). A summary of the material provisions of the Stock Option Agreement is included in Section 11 of the Offer to Purchase filed as Exhibit (a)(1) hereto and is incorporated herein by reference to Purchaser’s Tender Offer Statement on Schedule TO. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Option Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference to Purchaser’s Tender Offer Statement on Schedule TO.

      (g) Indemnification; Directors’ and Officers’ Insurance

      The Merger Agreement requires that Parent, to the fullest extent permitted by applicable law, cause the Company to honor all of its obligations to indemnify, defend and hold harmless the present or former directors or officers of the Company and its subsidiaries and to advance expenses to them for acts or omissions by such directors and officers occurring at or prior to the Effective Time to the extent that such obligations of the Company exist on the date of the Merger Agreement, whether pursuant to the Company’s articles of incorporation or bylaws, individual indemnity agreements or otherwise, and these obligations will survive the Merger and will continue in full force and effect in accordance with the terms of the Company’s articles of incorporation and bylaws and such individual indemnity agreements. In addition, the articles of incorporation and bylaws of the Company after the Effective Time will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors, officers and employees than are presently set forth in the Company’s articles of incorporation or bylaws. The Merger Agreement also provides that for a period of six years after the Effective Time, Parent will cause to be maintained in effect, at no expense to the beneficiaries, the current policies of directors’ and officers’ liability insurance currently maintained by the Company with respect to claims arising from or relating to actions or omissions, or alleged actions or omissions, occurring on or prior to the Effective Time.

Item 4.     The Solicitation or Recommendation

      (a) Recommendation of the Board of Directors

      The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interest of, the shareholders of the Company. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

      The Board of Directors’ recommendation is based in part on the oral opinion (which was subsequently confirmed in writing) delivered by Credit Suisse First Boston Corporation (“CSFB”) to the Board of Directors on March 15, 2002 to the effect that, as of such date, and based on and subject to the matters described in the opinion, the price per Share of $18.85 to be received by the holders of the Shares in the Offer and the Merger was fair to such holders, other than Parent and its affiliates, from a financial point of view. The full text of the written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by CSFB in rendering its opinion, is attached as Annex A to this statement.

      (b)(I) Background of the Offer; Contacts with Parent

      Since the Company’s initial public offering in 1996, it has become a regular practice of the Company’s Board of Directors to review periodically with the Company’s senior management developments in technology and strategic alternatives available to the Company for it to remain competitive and to enhance shareholder value. In addition, during this period, the Company has periodically received indications of interest from various companies, including Parent, regarding possible business combinations with the Company. Prior to late 2001, management of the Company did not believe that any of these indications of interest were at a valuation level that reflected an appropriate value for the Company.

      As part of the Company’s on-going assessment of its strategic alternatives, in the summer of 2001, the Company believed that it might be beneficial to the Company and its shareholders to explore various strategic alternatives as a result of the price at which the Shares were trading at the time. In August 2001, the Company began discussions with an investment banking firm in order to explore possible business combinations; however, following the events of September 11, 2001 and the ensuing market volatility and economic uncertainty, the Company decided not to retain the investment banking firm or seek a business combination at that time.

      In September 2001, the Company received inquiries relating to possible business combinations from several companies, including Parent. Mr. Korybalski indicated that the Company would not be interested in a business combination at that time because of the prevailing market volatility and economic uncertainty, but indicated that the Company would revisit the issue in January 2002.

      From September to November of 2001, David Townes of Needham & Company, Inc. (“Needham”) contacted Mr. Korybalski several times to inquire as to the Company’s interest in being acquired by Parent. Mr. Korybalski reiterated his belief that market volatility and economic uncertainty made it unlikely that a business combination at the time with Parent would be beneficial to the Company and its shareholders. Nevertheless, during December 2001, Mr. Korybalski and Mr. Townes had several additional conversations concerning the possibility of a business combination between Parent and the Company.

      On January 16, 2002, Frank Perna, the chief executive officer of Parent, met with Mr. Korybalski to discuss a possible acquisition of the Company by Parent. During that meeting, Mr. Perna proposed that Parent pay $16.50 per Share. Mr. Korybalski responded that he did not believe that $16.50 per Share would be sufficient. Throughout January and early February, Mr. Korybalski and Mr. Perna spoke by telephone regularly regarding the possibility of Parent acquiring the Company.

      On January 18, 2002, Mr. Korybalski met with the president of one of the other companies that had previously indicated an interest in a business combination with the Company. The other company had engaged an investment bank to assist it in a possible transaction with the Company. This other company, with the assistance of its investment bankers, began negotiations with the Company for a possible acquisition of the Company.

      On January 21, 2002, Mr. Perna sent an e-mail to Mr. Korybalski that outlined the principal terms of a possible transaction between Parent and the Company. The e-mail contemplated a cash tender offer for all of the Shares of the Company followed by a merger of the Company with a newly-formed, wholly owned subsidiary of Parent. In both the tender offer and merger, the Shareholders of the Company would receive $17.50 per Share. The increase from $16.50 per Share to $17.50 per Share was conditioned upon Parent being able to confirm its ability to achieve certain cost savings from the proposed business combination. The e-mail also contemplated, among other things, that the Company would grant Parent an option to purchase a number of Shares of the Company common stock equal to 19% of the outstanding Shares.

      On February 8, 2002, Mr. Perna sent a letter to Mr. Korybalski which was substantially the same as Mr. Perna’s e-mail on January 21, 2002, except that the $17.50 per Share price was no longer conditioned upon confirmation of any cost savings.

      Throughout January, February and early March 2002, Mr. Korybalski provided the Board of Directors with frequent updates on the status of the negotiations with all parties that had expressed interest in pursuing a business combination transaction with the Company.

      On February 12, 2002, the Board of Directors met and discussed the proposals which the Company had received, and approved the retention of CSFB to, among other things, advise and assist the Company in analyzing and evaluating its business, operations and financial condition; advise and assist the Company with respect to defining objectives, performing valuation and analysis and structuring any proposed business combination transaction; advise the Company with respect to alternatives to any proposed business combination transaction; and, upon request by the Company, to render a fairness opinion as to the fairness from a financial point of view of the consideration to be received by the Company’s shareholders pursuant to any proposed transaction. On February 15, 2002, the Company entered into an engagement letter with CSFB.

      In mid-February 2002 through February 22, 2002, management of the Company approached several other parties who had in the past expressed interest in pursuing a business combination with the Company, to ascertain their levels of interest. Except for the two companies with which the Company was already in negotiations, none of these parties indicated that, at that time, they could pursue a transaction consistent with, or superior to, the discussions underway.

      On February 13, 2002, Mr. Korybalski telephoned Mr. Perna and informed him that, in his opinion, Parent’s $17.50 per Share proposal was not sufficient, and that the Company was engaging CSFB to negotiate on behalf of the Company. During the telephone conversation, Mr. Perna orally raised the proposal to $18.00 per Share. Mr. Korybalski said that the Company would consider the offer.

      On February 15, 2002, representatives of CSFB telephoned representatives of Needham and informed Needham that another possible acquirer had expressed interest in the Company. Each of Parent and the other possible acquirer conditioned their offers upon the Company agreeing to negotiate exclusively with it.

      On February 20, 2002, representatives of CSFB telephoned representatives of Needham and informed Needham that the Company had a proposal from another party. The representatives of CSFB also stated to Needham and to the other possible acquirer that the Company would agree to negotiate exclusively for a limited period of time, subject to the fiduciary duties of the Board of Directors of the Company, with the highest bidder on February 22, 2002.

      Between February 20, 2002 and February 22, 2002, representatives of CSFB and representatives of Needham continued to discuss a possible transaction. After additional discussions, on February 22, 2002, Parent increased its proposal to $18.85 per Share. The other potential acquirer indicated that it would not offer as much.

      On February 23, 2002, counsel for the Company and Parent negotiated and finalized a non-disclosure agreement, exclusivity agreement and a proposed term sheet that contemplated, among other things, subject to various conditions including the negotiation of definitive documentation and the provision of satisfactory evidence of financing, a cash tender offer and follow-on merger of the Company and a wholly owned subsidiary of Parent, with the shareholders of the Company receiving $18.85 in cash per Share in each transaction. In addition, the proposed term sheet contemplated that the Company would grant Parent an option to purchase a number of shares of the Company common stock equal to 19% of the outstanding Shares at an exercise price of $18.85 per Share. The proposed term sheet also contemplated that certain directors and executive officers, as shareholders of the Company, would agree to tender their Shares in the tender offer or vote for the merger. The parties also agreed that the Company would negotiate exclusively with Parent until March 15, 2002, subject to extension upon mutual agreement of the parties, and subject to the fiduciary duties of the Company’s Board of Directors.

      On February 27, 2002, counsel for Parent provided to counsel for the Company drafts of the Merger Agreement and related documents. Between February 27, 2002 and March 15, 2002, counsel for Parent and the Company continued to negotiate the terms of the draft Merger Agreement and related documents.

      Between March 4, 2002 and March 14, 2002, representatives of Parent and its financial and legal representatives conducted a due diligence investigation with respect to the Company.

      On March 11, 2002, the Board of Directors of Parent met to consider the draft Merger Agreement and related documents. The Board of Directors of Parent then approved the draft Merger Agreement and related documents with such changes thereto as management deemed appropriate.

      On March 12, 2002, the Board of Directors of the Company met to consider the draft Merger Agreement and related documents. Management reviewed the history of the negotiations and contacts with other possible bidders. CSFB provided an analysis of the proposed acquisition and rendered its oral opinion (later confirmed in writing) that, as of that date and subject to the qualifications, assumptions and limitations stated in the opinion, the consideration to be received by the holders of the Shares in the Offer and the Merger was fair to the shareholders of the Company, other than Parent or its affiliates, from a financial point of view. The Board of Directors of the Company also discussed with management and counsel to the Company the open issues regarding the draft Merger Agreement and the ability of Parent to finance the transaction. The Board of Directors then approved the draft Merger Agreement and related documents, subject to final resolution of certain open issues by management. In addition, the Board of Directors of the Company exempted the transaction from the requirements of the Michigan anti-takeover laws.

      Negotiations of the draft Merger Agreement and related documents continued until March 15, 2002.

      On March 15, 2002, the Board of Directors of the Company held a telephonic meeting during which CSFB and counsel to the Company advised the Board of Directors in detail of the progress of the negotiations and the resolution of all of the remaining open issues. CSFB supplemented the information they provided in the March 12, 2002 Board of Directors meeting and reaffirmed its opinion that, as of that date and subject to the qualifications, assumptions and limitations stated in the opinion, the consideration to be received by the holders of the Shares in the Offer and the Merger was fair to such holders, other than Parent and its affiliates, from a financial point of view.

      On March 15, 2002, Parent received a commitment letter from a lender to provide funding for the proposed acquisition. A copy of the commitment letter was forwarded to the Company and its advisors for review.

      Following the receipt and review of the commitment letter by the Company and its advisors, on March 15, 2002, the Merger Agreement and related documents were executed and delivered by the parties thereto.

      Prior to the open of trading in the Shares on March 18, 2002, both Parent and the Company issued a press release announcing the signing of the Merger Agreement.

      On March 22, 2002, Purchaser commenced the Offer in accordance with the Merger Agreement.

      (b)(II) Reasons for the Recommendation of the Board of Directors

      In making the determination and recommendation described above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

•	the price being paid for each Share in the transaction represents (a) a premium of 54.4% over the closing sale price of $12.21 on The Nasdaq Stock Market on March 14, 2002 (the trading day immediately prior to the date on which the Company entered into the Merger Agreement) and (b) a premium of 71.7% over the average closing sale price of $10.98 for the 90 trading days prior to March 14, 2002;

•	the opinion of CSFB, dated as of March 15, 2002, to the effect that as of such date the $18.85 per Share to be received by the holders of Shares in the Offer and the Merger was fair to such holders, other than Parent or its affiliates, from a financial point of view (the full text of the written opinion of CSFB, which sets forth the assumptions made, procedures followed, matters considered and limitations of the review conducted by CSFB in rendering its opinion, is attached hereto as Annex A to this statement; holders of Shares are encouraged to read such opinion in its entirety);

•	the Company’s business, its current financial condition and results of operations, and its future prospects, and the Board of Directors’ belief that the consideration to be received by the Company’s shareholders in the transaction fairly reflects the Company’s intrinsic value, including its potential for future growth, and represents the best transaction reasonably available to the Company’s shareholders;

•	possible alternatives to the sale of the entire Company, including continuing to operate the Company as it has in the past, which the Board of Directors determined, after considering the advice of its financial advisor, not to pursue in light of its belief that pursuing the transaction with Parent represented the best means to maximize shareholder value;

•	the certainty of value represented by the all-cash consideration offered by Parent;

•	the analysis of CSFB on the financial aspects of the proposal from Parent;

•	the fact that the Company communicated with several parties regarding a possible acquisition of the Company;

•	that, while the Company is prohibited from soliciting or encouraging acquisition proposals, the Company is permitted to furnish information concerning the Company to a third party and may engage in discussions or negotiations with a third party; provided it does so in response to an unsolicited written proposal for a business combination with the Company and the Board of Directors determines, in its good faith judgment, after consultation with and the receipt of advice of its financial advisor and outside counsel, that the third party proposal is a superior proposal, and that failing to take such action would constitute a breach of its fiduciary duties under applicable law;

•	the ability of the Company to terminate the Merger Agreement in order to accept a superior proposal;

•	the $3 million termination fee and stock option for 19% of the outstanding Shares (which together are subject to an overall cap of $5 million) demanded by Parent and the Board of Directors’ conclusion that, based on the advice of CSFB, such amount should not significantly deter any third party with serious interest in bidding for the Company and is reasonable in light of the benefits of the Offer and the Merger;

•	the limited number of instances in which a termination fee is payable by the Company;

•	the fact that various provisions of the Merger Agreement and related agreements impose obligations on Parent that improve the certainty of closing the transaction;

•	the absence of a financing condition on Parent’s obligation to consummate the Offer;

•	the limited number and nature of other conditions to Parent’s obligation to consummate the Offer; and

•	the other terms and conditions of the Offer and the Merger.

      The Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

      (c) Intent to Tender

      After reasonable inquiry, and to the best of the Company’s knowledge, each executive officer and director of the Company currently intends to tender all Shares owned by such person to Purchaser pursuant to the Offer.

Item 5.     Persons Retained, Employed or to be Compensated

      On February 15, 2002, the Company engaged CSFB to act as the Company’s exclusive financial advisor in connection with any sale of all or a substantial amount of the assets or the capital stock of the Company; any sale, merger, joint venture or other business/strategic combination involving the Company; any recapitalization, restructuring or liquidation of the Company by the current owners, a third party or any combination thereof; or any other form of transaction or disposition which results in the effective sale of the principal business and operations of the Company by the current owners. Pursuant to such agreement, the Company has agreed to pay CSFB a fee for its services in connection with the Offer and the Merger, including rendering the fairness opinion attached as Annex A to this statement. The fee is based, in part, upon the value of the per share consideration received in any transaction or disposition covered by the agreement, and in connection with the Offer and the Merger such fee is currently estimated to be approximately $1.9 million. In addition, the Company has agreed to reimburse CSFB for all out-of-pocket expenses incurred by CSFB in connection with its engagement by the Company, including fees and expenses of its legal counsel, if any, and any other advisor retained by CSFB, in accordance with the agreement.

      Except as set forth above, the Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

Item 6. Interest in Securities of the Company

      On February 6, 2002, Robert Ryan, the President and Chief Operating Officer of the Company, exercised options he held to purchase 4,000 Shares at an exercise price of $8.00 per Share and sold the Shares issued to him as a result of such option exercise in a broker transaction at a price of $10.40 per Share. In addition, on February 6, 2002, the Company granted Dr. Ryan options to acquire 25,615 Shares at a price of $10.40 per Share. On February 4, 2002, David Peralta, the Vice President — Finance, Treasurer and Chief Financial Officer of the Company, exercised options he held to purchase 5,885 Shares at $8.00 per Share and sold the Shares issued to him as a result of such option exercise in a broker transaction at a price of $11.51 per Share.

      Except as described above and except for issuances of Shares in the ordinary course of business under the Company’s Employee Stock Purchase Plan and upon exercises of stock options by employees of the Company, to the best of the Company’s knowledge, during the past 60 days, no transaction in the Shares has been effected by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.     Purposes of the Transaction and Plans or Proposals

      Except as described or referred to in this statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, or reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      Except as described under Items 3 and 4, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.     Additional Information to Be Furnished

      (a) Antitrust Matters

      Under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”) and the rules and regulations promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied.

      A Notification and Report Form with respect to the Offer was filed under the HSR Act on March 18, 2002, and the waiting period with respect to the Offer under the HSR Act will expire at 11:59 p.m., New York City time, on the fifteenth calendar day after such filing, or April 2, 2002, unless terminated prior thereto. Before such time, however, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information or material from Purchaser. If such request is made, the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after Purchaser has substantially complied with such request. Thereafter, the waiting period may be extended only by court order or with Purchaser’s consent. The waiting period will not be affected either by the failure of the Company (as opposed to Parent and Purchaser) to file a Notification and Report form or to comply with any request for additional information or materials issued by the FTC or the Antitrust Division.

      The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer and the Merger. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, the divestiture of Shares purchased pursuant to the Offer or the divestiture of substantial assets of Parent, Purchaser, the Company or their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. Based upon an examination of information available to the Company relating to the businesses in which Parent, Purchaser, the Company and their respective subsidiaries are engaged, the Company believes that the Offer and the Merger will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or that, if such a challenge is made, what the result will be.

      (b) State Takeover Statutes

      A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein.

      Chapters 7A and 7B of the MBCA affect attempts to acquire control of certain Michigan corporations like the Company. In general, under Chapter 7A, “business combinations” (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an “interested shareholder” (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation’s outstanding shares) can only be consummated if approved by at least 90% of the votes of each class of the corporation’s shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an “interested shareholder” and unless certain price and other conditions are satisfied. As permitted under the MBCA, in connection with the approval of the Offer and the Merger, the Board of Directors of the Company elected that the merger of the Company with Purchaser not be subject to Chapter 7A.

      In general, under Chapter 7B, an entity that acquires “Control Shares” of a covered Michigan corporation may vote the Control Shares on any matter only if a majority of all shares, and of all non-“Interested Shares”, of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by officers of the Company, employee-directors of the Company and the entity making the Control Share acquisition. Control Shares are shares that when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of the three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. As permitted under Chapter 7B, in connection with the approval of the Offer and the Merger, the Board of Directors of the Company amended the bylaws of the Company to provide that Chapter 7B does not apply to the Company.

      (c) Other Foreign Approvals

      In addition to the United States, the Company also leases property and conducts business in Canada, France, Sweden, England, Germany, Italy, Czech Republic, Japan, China, Singapore and India. In connection with the acquisition of the Shares pursuant to the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. There can be no assurance that Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

Item 9.     Material to Be Filed as Exhibits

      The following Exhibits are filed hereto:

(a)(1)	Offer to Purchase dated March 22, 2002 (incorporated herein by reference to Exhibit (a)(1)(A) to Purchaser’s Tender Offer Statement on Schedule TO, filed by Purchaser with respect to the Company on March 22, 2002 (“Schedule TO”)).
(a)(2)	Form of letter of transmittal (incorporated herein by reference to Exhibit 99(a)(1)(B) to Purchaser’s Tender Offer Statement on Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99(a)(1)(C) to Purchaser’s Tender Offer Statement on Schedule TO).
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit 99(a)(1)(D) to Purchaser’s Tender Offer Statement on Schedule TO).
(a)(5)	Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit 99(a)(1)(E) to Purchaser’s Tender Offer Statement on Schedule TO).
(a)(6)	Guidelines for Certification of Taxpayer Identification Number or Substitute Form W-9 (incorporated herein by reference to Exhibit 99(a)(1)(F) to Purchaser’s Tender Offer Statement on Schedule TO).
(a)(7)	Summary Advertisement published March 22, 2002 (incorporated herein by reference to Exhibit 99(a)(1)(G) to Purchaser’s Tender Offer Statement on Schedule TO).
(a)(8)	Press Release, dated March 18, 2002, regarding the proposed transaction between MSC Acquisition II Corp., and Mechanical Dynamics, Inc. (incorporated herein by reference to Press Release filed under cover of Schedule 14D-9 by the Company on March 18, 2002).
(a)(9)	Letter to shareholders of Mechanical Dynamics, Inc. dated March 28, 2002.*
(a)(10)	Opinion of Credit Suisse First Boston Corporation dated March 15, 2002 (included as Annex A to this Statement).*
(e)(1)	Agreement and Plan of Merger, dated as of March 15, 2002 among Mechanical Dynamics, Inc., MSC.Software Corporation and MSC Acquisition II Corp. (incorporated herein by reference to Exhibit 99(d)(1) to Purchaser’s Tender Offer Statement on Schedule TO).
(e)(2)	Voting Agreements dated as of March 15, 2002 between MSC.Software Corporation and certain shareholders of Mechanical Dynamics, Inc. (incorporated herein by reference to Exhibit 99(d)(2) to Purchaser’s Tender Offer Statement on Schedule TO).
(e)(3)	Stock Option Agreement dated as of March 15, 2002 between Mechanical Dynamics, Inc. and MSC.Software Corporation (incorporated herein by reference to Exhibit 99(d)(3) to Purchaser’s Tender Offer Statement on Schedule TO).
(e)(4)	Amended and Restated Employment Agreement between Michael E. Korybalski and Mechanical Dynamics, Inc. dated as of February 13, 2002 (incorporated herein by reference to Exhibit 10.1 to the Company’s annual report on Form 10-K filed on March 11, 2002).
(e)(5)	Amendment No. 1 to Amended and Restated Employment Agreement between Michael E. Korybalski and Mechanical Dynamics, Inc. dated as of March 15, 2002.
(e)(6)	Amended and Restated Employment Agreement between Robert R. Ryan and Mechanical Dynamics, Inc. dated as of February 13, 2002 (incorporated herein by reference to Exhibit 10.2 to the Company’s annual report on Form 10-K filed on March 11, 2002).
(e)(7)	Amended and Restated Employment Agreement between David Peralta and Mechanical Dynamics, Inc. dated as of February 13, 2002 (incorporated herein by reference to Exhibit 10.3 to the Company’s annual report on Form 10-K filed on March 11, 2002).
(e)(8)	Amended and Restated Employment Agreement between Douglas M. Peterson and Mechanical Dynamics, Inc. dated as of February 13, 2002 (incorporated herein by reference to Exhibit 10.4 to the Company’s annual report on Form 10-K filed on March 11, 2002).
(e)(9)	Employment Agreement between Michael Hoffmann and Mechanical Dynamics GmbH dated as of February 13, 2002.

*	Included with the Schedule mailed to shareholders.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MECHANICAL DYNAMICS, INC.

By:	/s/ MICHAEL E. KORYBALSKI

Michael E. Korybalski
Chairman of the Board and Chief Executive Officer

Dated: March 28, 2002.

ANNEX A

CREDIT SUISSE FIRST BOSTON CORPORATION

650 California Street Telephone 415 249 8866
San Francisco, CA 94108

March 15, 2002

Board of Directors

Mechanical Dynamics, Inc.
2300 Traverwood Drive
Ann Arbor, Michigan 48105

Members of the Board:

      You have asked us to advise you with respect to the fairness, from a financial point of view, of the Consideration (as defined below) to be received by holders of common stock, no par value (“Company Common Stock”), of Mechanical Dynamics, Inc. (the “Company”), other than MSC Software Corp. (“Parent”) and its affiliates, pursuant to the terms of the Agreement and Plan of Merger, dated as of March 15, 2002 (the “Merger Agreement”), among the Company, Parent and MSC Acquisition II Corp., a wholly-owned subsidiary of the Parent (“Sub”). Pursuant to the Merger Agreement, (i) Sub will commence a tender offer (the “Offer”) to purchase all outstanding shares of Company Common Stock at a purchase price of $18.85 per share in cash (the “Consideration”), and (ii) following consummation of the Offer, the Company will merge with Sub (the “Merger,” and together with the Offer, the “Transaction”), pursuant to which the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock not owned directly or indirectly by Parent or its affiliates will be converted into the right to receive the Consideration.

      In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, as well as certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company and have discussed with the Company’s management the business and prospects of the Company. We have also considered certain financial and stock market data of the Company and we have compared those data with similar data for other publicly held companies in businesses we deemed similar to the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which recently have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

      In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon the information available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Our opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction.

      We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and Parent for our and such affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation to any holder of Company Common Stock as to whether or not such holder should tender shares of Company Common Stock pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Merger.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair to such holders, other than Parent and its affiliates, from a financial point of view.

Very truly yours,

By:	________________________________________ Credit Suisse First Boston Corporation